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                              January 5, 2021

       Joseph Mahavuthivanij
       Chief Executive Officer
       Mythic Collection, LLC
       16 Lagoon Ct.
       San Rafael, CA 94903

                                                        Re: Mythic Collection,
LLC
                                                            Post-qualification
Amendment No. 3 to Offering Statement on Form 1-A
                                                            Filed December 18,
2020
                                                            File No. 024-10983

       Dear Mr. Mahavuthivanij:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. Please amend your offering circular to include the Principal Interest Holders disclosure referenced on page 22.
   2. It appears that the landing page of your public website includes language that may be an offer with respect to
series that have been qualified and a solicitation of interest with respect to series that
may be qualified in the future. Please update your website to include a hyperlink to the most
recent offering circular for each series, as required
                                                        under Rule
251(d)(1)(iii) of Regulation A, and appropriate legends, as required under
                                                        Rule 255 of Regulation
A. Make conforming changes to the other tabs of your website, as appropriate.
Alternatively, please provide us with your legal analysis as to why you do not believe you are
required to include the legend and hyperlink on your website.
 Joseph Mahavuthivanij
FirstName  LastNameJoseph Mahavuthivanij
Mythic Collection, LLC
Comapany
January    NameMythic Collection, LLC
        5, 2021
January
Page 2 5, 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services